AGREEMENT


This agreement dated as of December 9, 2007 (the "Agreement") is among Journey of Light, Inc., a corporation organized and existing under the laws of the state of New York in the United States of America ("JOL") on the one hand, and Consolidated Contractors Company Oman LLC, a limited liability corporation organized and existing under the laws of the Sultanate of Oman ("CCC") and Consolidated Contractors International Company, S.A., a corporation organized and existing under the laws of the country of Panama ("CCIC") on the other hand. CCC and CCIC are sometimes collectively referred to herein as "Consolidated" and each of JOL, CCC and CCIC are sometimes referred to herein as a "Party" or collectively as the "Parties".

1.  The Development Agreement.    As of the date hereof, JOL is
finalizing a development agreement ("Development Agreement") with the government ("Government") of the Sultanate of Oman ("Oman"). A copy of the final draft Development Agreement is attached hereto as Exhibit A. The Development Agreement describes the terms and conditions under which a real estate development project to be designated by the Government as an "Integrated Tourism Complex" (the "Omagine Project") will be developed in Oman by Omagine S.A.O.C. [under formation] (the "Project Company").

2.  Definitions.    All capitalized terms in this Agreement
shall, unless otherwise indicated herein, have the meanings assigned to them in Exhibit A - the Development Agreement.

3.  Relationship of the Parties.

      3.1 As of the date hereof, JOL has signed a memorandum of understanding ("MOU") with BankMuscat SAOG (the "Bank"). The MOU (a copy of which is attached hereto as Exhibit B) contemplates, among other things, the Bank (i) becoming the Project Company's financial advisor, (ii) raising any additional equity requirements that the Project Company may require subsequent to the Effective Date, (iii) advising the Project Company with respect to its capital structure, and (iv) securing and placing the debt requirements necessary to secure the Construction Financing and the Financial Closing.

      3.2 As of the date hereof, JOL (i) has finalized an agreement dated December 8, 2007 (the "MB Agreement") with Mohammed Barwani Investment Company LLC, an Omani limited liability company ("MB"). A copy of the MB Agreement is attached hereto as Exhibit C) and describes the terms and conditions under which MB will invest thirteen million four hundred sixty two thousand Omani Rials (OMR 13,462,000) in the Project Company (the "MB Investment") and become a Founder Shareholder of the Project Company.

      3.3 The purpose of this Agreement is to memorialize the terms and conditions upon which the Parties have agreed with respect to (i) CCIC becoming a minority Founder Shareholder of the Project Company, and (ii) the appointment of CCC as the General Contractor for the Omagine Project. From and after the date hereof, the Parties agree to cooperate for the purpose of
(i) concluding and signing a construction contract between CCC and the Project Company pursuant to this Agreement covering 100% of the Omagine Project (the "Construction Contract") (ii) including CCIC as a Founder Shareholder in the Development Agreement, (iii) the appointment of CCC as the General Contractor for the Omagine Project, and (iv) arranging with the relevant financial institutions ("Financial Institutions") the necessary construction financing for the Project (the "Construction Financing") and arriving at that date (the "Financial Closing Date") on which the legally binding documents providing the Construction Financing (the "Financing Documents") are executed and delivered by the Project Company and the Financial Institutions (the "Financial Closing").

4.     Construction Contract.    The Parties agree that, subject
to the terms and conditions of this Agreement, CCC shall be appointed as the General Contractor for the Omagine Project by the Project Company and shall be awarded the Construction Contract. The value of the Construction Contract shall be equal to the negotiated total cost of construction (exclusive of program management, construction management and design fees) for the Omagine Project (the "Total Construction Costs"). CCC shall supply the Project Company with a competitive price for the Total Construction Costs in line with industry norms and shall cooperate with the Project Company and its project management, engineering and design consultants (collectively, the "Consultants") in this regard. CCC agrees that concurrent with the signing of the Construction Contract that it will execute and deliver the "Contractor's Completion Warranty" in the form attached hereto as Exhibit D.

5.     Term.     This Agreement will terminate only upon the
earlier of (i) the mutual written consent of the Parties, (ii) on April 30, 2008 if the Execution Date has not occurred on or before April 30, 2008, (iii) on the "Closing Date" (as hereinafter defined) if the Execution Date occurs on or before April 30, 2008, or (iv) upon receipt by the Project Company or JOL of a Withdrawal Notice pursuant to the provisions of Clause 8 (vi) hereof.

6.     Expenses.     The Parties hereby agree that each Party
shall be solely responsible for its own costs and expenses incurred as a result of this Agreement or the transactions contemplated hereby. "Development Expenses" are hereby defined as the sum of all reasonable and substantiated direct and indirect costs and expenses incurred by JOL prior to the Financial Closing Date and associated with the negotiation of the Development Agreement or the preparation, planning, design, re-design and promotion of the Omagine Project. The "Success Fee" is hereby defined as a management fee payable to JOL in the amount of one-half of one percent (0.5%) of the Total Construction Costs. The Parties hereby agree that at the Financial Closing, subject to the agreement of the Lenders providing the Financing, that the Project Company shall (i) reimburse JOL in full for its Development Expenses, and
(ii) pay JOL the Success Fee. The Parties agree that the Development Expenses from the date hereof up to and including the Financial Closing Date shall be financed either (i) from the MB Investment or (ii) by JOL. For the avoidance of doubt, the Parties agree that no such Development Expenses shall be financed by Consolidated nor shall Consolidated have any liability with respect thereto.

7. The Stock Purchase Agreement and the Shareholders' Agreement. On a date (the "Closing Date") which shall be on or prior to the corporate formation date of the Project Company (the "Formation Date") and within sixty (60) days after the Execution Date, CCIC, MB and JOL shall execute a shareholders' agreement ("Shareholders' Agreement") with respect to the Project Company. On or before the Formation Date CCIC and the Project Company shall execute a stock purchase agreement (the "CCIC Stock Purchase Agreement"). The Shareholders' Agreement and CCIC Stock Purchase Agreement shall, among other things, memorialize the following agreed to terms and conditions as appropriate to each such agreement:

 (i) the principles agreed upon in this Agreement and in the MB Agreement,

 (ii) the formation of Omagine S.A.O.C. with one million authorized shares of capital stock (the "Shares") and 500,000 of such Shares subscribed for and issued on the Formation Date at one Omani Rial per Share in the aggregate amount of five hundred thousand Omani Rials (OMR 500,000) ,

(iii) a resolution of the Board of Directors of JOL (the "First JOL Resolution") authorizing and directing JOL to subscribe for 480,000 Shares (the "JOL Shares") at one Omani Rial per Share, in the aggregate amount of 480,000 Omani Rials (the "JOL Capital Contribution") together with a subscription agreement signed by JOL subscribing for the JOL Shares,

(iv) such resolutions of the Boards of Directors of MB and JOL together with such subscription agreements signed by MB and JOL as are contemplated and required by this Agreement and the MB Agreement; it being understood by the Parties that the MB Agreement calls for MB to invest (i) ten thousand Omani Rials (OMR 10,000) on the Formation Date in exchange for 10,000 Shares, and (ii) thirteen million four hundred fifty two thousand Omani Rials (OMR 13,452,000) on the Effective Date in exchange for 80,000 Shares.

(v) a resolution of the Board of Directors of CCIC (the "First CCIC Resolution") authorizing and directing CCIC to subscribe for 10,000 Shares (the "Initial CCIC Shares") at one Omani Rial per Share in the aggregate amount of 10,000 Omani Rials (the "CCIC Initial Capital Contribution") together with a subscription agreement signed by CCIC subscribing for the Initial CCIC Shares (the "First CCIC Subscription"),

(vi)	a resolution of the Board of Directors of CCIC dated
subsequent to the First CCIC Resolution (the "Second CCIC Resolution") authorizing and directing CCIC to subscribe for 50,000 Shares (the "Deferred Capital Shares") at three hundred eighty (380) Omani Rials per Share, in the aggregate amount of nineteen million Omani Rials [OMR 19,000,000] (the "Deferred Capital Contribution") together with a subscription agreement signed by CCIC, dated subsequent to the First CCIC Subscription and subscribing for the Deferred Capital Shares (the "Second CCIC Subscription"),

(vii) resolutions of the Boards of Directors of the Project Company and of JOL (the "Redemption Resolutions"), which Redemption Resolutions shall be dated subsequent to (a) the First JOL Resolution, and (b) receipt by the Project Company of the Deferred Capital Contribution. The Redemption Resolutions shall authorize and direct the sale by JOL to the Project Company of 50,000 of the JOL Shares at one Omani
Rial per Share, in the aggregate amount of 50,000 Omani Rials (a "JOL Redemption") together with such other agreement signed by the Project Company and by JOL as may be required to effect the foregoing and to return such 50,000 JOL Shares to the Project Company's "authorized but un-issued" status,

(viii) payment by JOL and CCIC to the Project Company on the Formation Date of the JOL Capital Contribution and the CCIC
Initial Capital Contribution respectively and the contemporaneous issuance to JOL of the JOL Shares and to CCIC of the Initial CCIC Shares,

(ix) agreement among the Parties that, for the period beginning on the Formation Date and ending on the Financial Closing Date, the Project Company intends to expend its funds for marketing, design, public relations and organization expenses and for the construction related activities of CCC mentioned in Section 8 (iii) hereof;

(x) JOL and CCIC shall agree in the Shareholders' Agreement that:

A. The Project Company's corporate governance and capital raising activities will be managed by the Board of Directors who shall be elected by the shareholders of the Project Company, and
B. CCIC shall have representation (either directly or through its nominee) on the Board of Directors proportionate to the CCIC Percentage, provided only that CCIC shall have at least one (1) director of its choice on the Board of Directors, and
C. The Project Company shall have a professional management team to develop and implement the Project which shall be appointed by and be responsible to the Board of Directors.

(xi) a "pre-emptive right" with respect to sales of Shares by any Founder Shareholder ("Founder Shares") whereby, except in the event of (i) any JOL Redemption, or (ii) an MSM Listing; each Founder Shareholder is required to offer its Founder Shares to the other Founder Shareholders before selling such Founder Shares to a third party.

(xii) such other terms and conditions (including those mentioned in Sections 8(i) through Section 8(vi) hereof) as agreed by the Parties and as are usual and customary in such agreements.
(xiii) resolutions of the Boards of Directors of JOL, CCC, CCIC and MB approving the execution and delivery of this Agreement, the terms and conditions of this Agreement and the transactions contemplated by this Agreement.

8.     Negotiated Capital Structure.    In addition to the
preliminary financial model included in Schedule 17 to the Development Agreement, a variety of other business considerations were taken into effect by the Parties in arriving at this Agreement (the "Business Considerations"). Some of such Business Considerations were (i) the value of the Construction Contract being awarded to CCC, (ii) JOL's desire to have a single point of responsibility (a "General Contractor") for the construction activities related to the Omagine Project, (iii) JOL's desire to engage a reputable General Contractor presently mobilized in Oman, (iv) CCC's desire to be appointed the General Contractor and be awarded the Construction Contract, (v) the present value of the Existing Land, and (vi) recent sale prices for residential real estate in Integrated Tourism Complexes in Oman. The Business Considerations were the basis for arriving at the negotiated decision to issue sixty thousand (60,000)
Shares (the "CCIC Shares") to CCIC in exchange for the CCIC Initial Capital Contribution and the Deferred Capital Contribution. The CCIC Shares shall represent twelve percent (12%) of the number of Shares of the Project Company issued and outstanding at the date of the JOL Redemption (the "CCIC Percentage") and JOL hereby represents and warrants to CCIC that it and the Project Company will, if and when necessary and in the manner specified as a JOL Redemption in Section 7(vii) hereof, redeem such further number of JOL Shares as may be necessary to assure that the CCIC Percentage will be equal to twelve percent (12%) on the Financial Closing Date. Among other Business Considerations, the Parties have relied in a general way upon the present estimate of the Total Construction Costs, Consolidated's market reputation, the value of the Existing Land and their best business judgment to arrive at the herein agreed amounts for the CCIC Shares and the CCIC Percentage. The weight given by the Parties to the various Business Considerations cannot be adequately measured mathematically and the Parties agree, especially as a result of the award of the Construction Contract to CCC, that the number of CCIC Shares and the amount of the CCIC Percentage and the Deferred Capital Contribution represent a fair and commercially reasonable negotiated agreement.

The Parties hereby agree that the Business Considerations include but are not limited to their mutual agreement on the following:

i. The award of the Construction Contract to CCC in the full amount of the Total Construction Costs and the occurrence of the Financial Closing are conditions precedent to CCIC's obligation to invest the Deferred Capital Contribution.

ii. The Parties agree that, subject only to the provisions that (i) the Construction Contract between the Project Company and CCC is signed on or before the Financial Closing Date, and
(ii) the Financial Closing occurs without a requirement for a Recourse Provision (as hereinafter defined), CCIC is obligated to invest the Deferred Capital Contribution on or before the Financial Closing Date in exchange for the contemporaneous issuance to CCIC of the Deferred Capital Shares.

iii. The Parties agree that the ability of CCC to mobilize and begin construction activities quickly after the Effective Date is an important consideration to JOL's entering into this Agreement and CCC therefore agrees that, provided suitable payment arrangements acceptable to CCC are in place with the Project Company, CCC will use its best efforts to begin those initial construction activities that do not require final design completion (e.g.: mobilization, site leveling, fencing, surveying, etc.) on the Existing Land as soon as reasonably possible after the Effective Date and prior to the signing of the Construction Contract.

iv. CCC agrees to use its best professional efforts and to cooperate fully with the Project Company and the Consultants in all "value engineering" and "constructability" studies undertaken during the process of finalizing the designs for the Masterplan and all Buildings and structures in the Project Area.

v. The Parties acknowledge that many "financial investors" (i.e. Bank Muscat OITPF Fund, institutional investors, and investors who are neither developers nor contractors) have expressed interest in investing in the Omagine Project and it is the Parties intention to cooperate with each other and with the Bank to mutually examine and carefully consider these potential investment options subsequent to the Execution Date and to maintain maximum flexibility in order to attain the optimum financial structure for the Omagine Project and the Project Company.

vi. Notwithstanding the above provisions of this Clause 8 or any other provision of this Agreement, CCIC shall not be obligated to invest the Deferred Capital Contribution as specified in this Agreement if the Financing Documents required by the Lenders to achieve the Financial Closing include a provision providing for "recourse" to the Project Company's shareholders for any reason whatsoever including but not limited to an event of default under such Financing Documents (a "Recourse Provision"). In the event of a Recourse Provision occurring, CCIC may, at its sole option, choose to (i) go forward with and comply with the terms and conditions of this Agreement, or (ii) decline to go forward with and comply with the terms and conditions of this Agreement (a "Withdrawal"). In order for CCIC to exercise its right of Withdrawal, CCIC must
(a) be notified in writing by the Lenders that a Recourse Provision will be required in the Financing Documents (a "CCIC Notice"), and (b) give the Project Company (or if the Formation Date has not yet occurred, JOL) written notice pursuant to the provisions of Clause 11.5 hereof of its intention to exercise its right of Withdrawal (a "Withdrawal Notice"). A Withdrawal Notice must be given prior to the Financial Closing Date and within ten (10) Days after receipt by CCIC of a CCIC Notice. CCIC's right of Withdrawal shall terminate on the Financial Closing Date. A Withdrawal Notice shall be irrevocable and upon receipt of a Withdrawal Notice by the Project Company or JOL, this Agreement shall immediately thereupon terminate and the provisions of the next following sentence shall apply. Within ten (10) Days after receipt by the Project Company of a Withdrawal Notice and assuming the Formation Date has occurred, the Project Company shall pay CCIC an amount equal to the CCIC Initial Capital Contribution and CCIC shall surrender the certificates representing the CCIC Initial Shares for cancellation by the Project Company. From and after a Withdrawal Notice being received by the Project Company or JOL, CCIC shall have no rights as a shareholder of the Project Company and the Project Company, JOL and Consolidated shall have no obligations whatsoever to each other pursuant to this Agreement save the obligation, if relevant, with respect to the cancellation of the CCIC Initial Shares described in the immediately preceding sentence.

 9.   Representations and Warranties

9.1   JOL Representations.

      JOL hereby represents and warrants to Consolidated that:

(i) JOL is a corporation organized and in good standing under the laws of the State of New York in the United States of America, and

(ii) On the Formation Date and on the Financial Closing Date, the Project Company will be a closed joint stock company organized and in good standing under the laws of the Sultanate of Oman, and

(iii) Frank J. Drohan has been duly authorized by the Board of Directors of JOL to execute and deliver this Agreement on behalf of JOL and when so executed and delivered it shall be binding on JOL and on JOL's successors and permitted assigns, and

(iv) the execution and delivery of this Agreement by JOL will not violate any of the provisions of JOL's Certificate of Incorporation or By-Laws nor violate any provision of any contract or other agreement by which JOL is bound.

9.2   CCC Representations.

     CCC hereby represents and warrants to JOL that:

(i) CCC is a limited liability corporation organized and in good standing under the laws of the Sultanate of Oman and

(ii) Mr. Fathi Alaaiddin ("Alaaiddin") has been duly authorized by the Board of Directors of CCC to execute and deliver this Agreement on behalf of CCC and when so executed and delivered it shall be binding on CCC and on CCC's successors and permitted assigns, and

(iii) the execution and delivery of this Agreement by CCC will not violate any of the provisions of CCC's Articles of Association or By-Laws nor violate any provision of any contract or other agreement by which CCC is bound.

9.3   CCIC Representations.

     CCIC hereby represents and warrants to JOL that:

(i) CCIC is a corporation organized and in good standing under the laws of the country of Panama and is an integral part of Consolidated Contractors Group, S.A.L. which is the parent company of CCC, and

(ii) Alaaiddin has been duly authorized by the Board of Directors of CCIC to act as CCIC's attorney-in-fact and to execute and deliver this Agreement and the Development
Agreement on behalf of CCIC and when so executed and delivered by Alaaiddin they shall be binding on CCIC and on CCIC's successors and permitted assigns, and

(iii) The power of attorney signed by CCIC and attached hereto as Exhibit E authorizing Alaaiddin to sign, execute and deliver this Agreement and the Development Agreement on behalf of CCIC is a true and valid instrument of CCIC which has not been modified or revoked as of the date hereof and will not be modified or revoked as of the Execution Date and the person signing such power of attorney on behalf of CCIC has the full power and authority and is duly authorized by CCIC's Board of Directors to so authorize Alaaiddin to execute and deliver this Agreement and the Development
Agreement on behalf of CCIC , and

(iv) the execution and delivery of this Agreement by CCIC will not violate any of the provisions of CCIC's Articles of Association or By-Laws nor violate any provision of any contract or other agreement by which CCIC is bound.

10.     Governing Law; Jurisdiction; Venue.   This Agreement
shall be governed by, and construed and enforced in accordance with, the laws of the country of Switzerland. Any disputes arising out of or in connection with this Agreement shall be finally settled by arbitration under the ICC Rules. The venue for any such arbitration shall be Geneva, Switzerland. The arbitration shall be conducted by three (3) arbitrators who shall be proficient in the English language and shall be appointed by the Secretary General of the International Court of Arbitration of the ICC in accordance with the ICC Rules. The language of the proceedings, documentation and award shall be English. The expense of the arbitration shall be borne by the Parties in such manner as the arbitrators may determine. No arbitrator appointed pursuant to this clause 10 shall be an employee, agent, consultant or former employee, agent or consultant of any Party. The Parties undertake not to engage in any unlawful activity or business as defined under the OECD convention of December 17, 1997 on combating bribery of public consultants in international business transactions.





11.     Miscellaneous

11.1    Intellectual Property.     The Parties agree that the
Omagine Project as presented to the Government and to Consolidated, including the architectural, engineering and technical drawings, Feasibility Study, and marketing studies (collectively, the "Intellectual Property") are all the property of JOL. Consolidated hereby covenants with JOL that, without the prior written approval and consent of JOL, Consolidated will not use, publish or exploit the Intellectual Property, or any part of it, in any manner whatsoever.

11.2   Confidential Information.   For the purposes of this
Clause 11.2 "Confidential Information" means this Agreement and any and all information, data, or material provided by a Party to any other Party, including but not limited to (a) patent and patent applications, (b) trade secrets, and (c) proprietary information, ideas, techniques, sketches, drawings, work of authorship, models, inventions, know-how, processes, apparatuses, equipment, software programs, and including, without limitation, the Parties' respective information concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, purchasing, manufacturing, customer lists, investors, employees, business and contractual relationships (actual or prospective), business forecasts, sales and merchandising, marketing plans and information that the disclosing Party provides regarding third parties. Any information that is not readily available to the public shall be considered as Confidential Information and, therefore, within the scope of this Agreement. Each Party shall at all times and notwithstanding any termination or expiration of this Agreement hold in strict confidence and not, except as approved in writing by the other Parties, disclose Confidential Information to any third party, save to the extent such Confidential
Information may be required by a Party or the Government or their consultants or representatives for the purposes of the performance of their duties hereunder, or as may be required by judicial decision, requirements of applicable law or governmental regulation of any jurisdiction to which a Party may be subject, the rules and regulations of any applicable stock exchange or securities law or administrative process, or to comply with any such laws, rules or regulations, and will use the Confidential Information for no purpose other than for the purposes contemplated in this Agreement. Each Party shall only permit access to Confidential Information to those of its employees or authorized representatives having a need to know such Confidential Information.

11.3     Amendments.    This Agreement may not be amended or
modified except by a written instrument signed by the Parties affected by such amendment or modification. Any such written instrument signed by either CCC or CCIC shall be deemed to have been approved by Consolidated.

11.4     Entire Agreement.    The Parties agree that this
Agreement (together with Exhibits A, B, C, D and E attached hereto) constitutes the entire agreement among the Parties and supersedes any prior agreements whether written or oral among the Parties.

11.5     Notices.     Any notice or other communication required
or permitted hereunder shall be in writing and shall be delivered to the addresses of the Parties as indicated below (or to such other address as any Party shall designate by notice given as herein provided):


if to JOL, to:
Journey of Light, Inc.
The Empire State Building
350 Fifth Avenue
New York, N.Y.  10118
Attn:  Mr. Frank J. Drohan
Tel:   +1-212-563-4141
Fax:   +1-212-563-3355



if to CCC, to:
Consolidated Contractors Company Oman LLC
P. O. Box 614
Muscat - PC 100
Sultanate of Oman
Attn: Mr. Fathi Alaaiddin
Tel:   +968 24700080
Fax:   +968 24774773


if to CCIC, to:
Consolidated Contractors International, S.A.
c/o Consolidated Contractors International Company, S.A.L.
62B Kifissias Ave.
P.O. Box 61092
Amaroussion 151  10
Athens, Greece
Att:  Mr. Walid Noureddin
Tel:   +30 210 6182 000
Fax:   +30 210 6199 224


Such notices or communications shall be delivered either: (i) by hand; (ii) by pre-paid, recorded courier or postal delivery; or
(iii) by telefax (with a copy thereof promptly delivered thereafter by hand or by pre-paid courier or postal delivery). Any notice served by hand, post or telefax shall be deemed to have been delivered (a) in the case of telefax, at the time when transmission is completed and an electronic answerback is received by the sending Party indicating successful receipt by the receiving Party; and (b) in the case of delivery by hand or pre-paid, recorded courier or postal delivery, when actually delivered; provided, however, that in each case where the application of this Clause 11.5 (b) would otherwise result in delivery on a Day which is not a Business Day or at a time after 5:00 PM on a Day which is a Business Day, then delivery shall be deemed to have occurred at 9:00 AM on the next following Business Day. All references to time and date in this Clause
11.5 are to the local time and date in the location of delivery.


11.6 Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.



     IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.



Consolidated Contractors Company     Journey of Light, Inc.
 Oman LLC



By: /s/ Fathi Alaaiddin              By: /s/ Frank J. Drohan
    -------------------                 --------------------
     Fathi Alaaiddin                      Frank J. Drohan
      Vice-President                      President






Consolidated Contractors International S.A.





By: /s/Fathi Alaaiddin, P.O.A.
    --------------------------
     Fathi Alaaiddin, P.O.A.
     As attorney-in-fact